November 16, 2020

Via Email
Kerwin Orville C. Tate
Deputy Counsel General
Philippine Consulate General
556 Fifth Avenue
New York, New York 10036-5095

       Re:       Republic of the Philippines
                 Registration Statement under Schedule B
                 Filed October 20, 2020
                 File No. 333-249557

                 Form 18-K for Fiscal Year Ended December 31, 2019 Filed October 30, 2020
                 File No. 333-11554

Dear Mr. Tate:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule B

General

 1. We note that the registrant may designate a series of debt securities as collective action securities. In future filings, where collective action securities are offered, please provide summary disclosure in the forepart of the prospectus that briefly describes the material terms of the collective action securities.
 Kerwin Orville C. Tate
Republic of the Philippines
November 16, 2020
Page 2

Cover Page

Calculation of Registration Fee

 2. We note your disclosure that the fee paid in the prior registration statement has been applied to the registration fee paid in this registration statement. In addition, you disclose that this registration statement will also constitute a post-effective amendment to the prior registration statement. Please note that with any offsetting fee, the prior registration statement should be withdrawn or any offering including the unsold securities should be terminated or completed. See Compliance and Disclosure Interpretation, Securities Act
       Rules, 240.16. Please revise accordingly or advise us why such revision is not necessary.

Further Information, page 40

 3. We note that after the registration statement was filed on October 20, 2020, the
       Philippines filed a Form 18-K for year ended December 31, 2019. Please amend your registration statement to specifically incorporate by reference the latest annual report filed after your initial registration statement and prior to effectiveness. Please also include in the registration statement any material information related to this offering that is in filings made prior to the most recently filed Form 18-K.

Form 18-K for fiscal year ended December 31, 2019

Natural Disasters

Typhoons and Flooding, page D-29

 4. To the extent material, please update this section to discuss the impact of recent typhoons affecting the Philippines.


       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kerwin Orville C. Tate
Republic of the Philippines
November 16, 2020
Page 3

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Office Chief, at (202) 551-3253 with any questions.

                                                        Sincerely,

                                                        Office of International
Corporate
                                                        Finance

cc:    Christian Felton, Esq.
       Amit Singh, Esq.
       Linklaters LLP